

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

September 25, 2009

<u>VIA U.S. MAIL AND FAX 508-822-1381</u>

Richard A. Sneider
Chief Financial Officer
Kopin Corporation
200 John Hancock Rd.
Taunton, Massachusetts 02780

      **Re:**    **Kopin Corporation**
            **Form 10-K for the year ended December 27, 2008**
            **Filed March 10, 2009**
            **File No. 000-19882**

Dear Mr. Sneider:

        We have reviewed your letter dated August 27, 2009 and have the following comment. Where indicated, we think you should revise your future documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Index to Exhibits, page 80</u>

1.      We are unable to agree with your analysis provided in response to prior comment 3 regarding the "substantial dependence" standard you cited for the filing of a material contract exhibit pursuant to Item 601(b)(10)(ii)(B). Accordingly, please provide a revised analysis supporting your conclusion that the agreement with Skyworks Solutions

is not required to be filed as an exhibit.  Further, please expand your analysis to encompass revenues attributable to Advanced Wireless Semiconductor Company where AWSC resells your products to Skyworks.  In this regard, we note your disclosure in the second full paragraph on page 3 of your Form 10-K that "an investor should view your sales to Skyworks Solutions and AWSC in the aggregate when evaluating the importance of Skyworks Solutions as a customer."

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3625 if you have questions on other comments.

Sincerely,


Mary Beth Breslin
Senior Attorney